U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation
Amendment No. 3

NAME OF REGISTRANT: Allergan plc
NAME OF PERSON RELYING ON EXEMPTION: Appaloosa LP
ADDRESS OF PERSON RELYING ON EXEMPTION: 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078
WRITTEN MATERIALS: The following written materials are attached:
Exhibit 1: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 5, 2019 (previously filed)
Exhibit 2: Press Release regarding letter from Appaloosa LP to Allergan plc’s Board of Directors, dated February 19, 2019 (previously filed)
Exhibit 3: Press Release regarding John Chevedden’s support of Appaloosa LP’s proposal, dated February 28, 2019 (previously filed)
Exhibit 4: Press Release regarding Appaloosa LP’s statement on Allergan plc’s failed anti-depression study, dated March 7, 2019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Privileged/Confidential – Attorney/Client

APPALOOSA ISSUES STATEMENT REGARDING ALLERGAN’S FAILED ANTI-DEPRESSION STUDY
Latest Sign Allergan’s Open Science Model Is Broken; Reiterates Call For Independent Chairman
Disruptive Action Entirely Warranted Under These Circumstances

NEW YORK – March 7, 2019 – Appaloosa LP today issued a statement in response to Allergan plc’s (NYSE: AGN) (“Allergan”) March 6, 2019 announcement that its drug, Rapastinel, failed a late stage study for treatment of major depressive disorder:

“Yesterday’s announcement that Allergan’s marquee pipeline drug, Rapastinel, had spectacularly failed its Phase III trials should make apparent to all that the Company’s “Open Science” business model is broken. With this latest fiasco, we again call on the Company to install an independent chairman with suitable experience to bring new leadership to the Board and rein in management’s predilection for value-destruction. We view this action as only one in a long list of difficult decisions the Board will need to confront, which may include a change in senior management, separation of business units, merger or sale of the entire Company. The Board’s misplaced fear of "disrupting" Allergan is wearing thin as an excuse for inaction and can only perpetuate further erosion in the shareholders’ investment. In fact, disruptive action is entirely warranted under these circumstances.”

Media Contacts
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
(212) 257-4170

IMPORTANT NOTICE
Funds advised by Appaloosa LP (“Appaloosa”) have submitted to Allergan plc (“Allergan”) a shareholder proposal to separate the roles of Chairman and Chief Executive Officer to be considered at Allergan’s 2019 annual general meeting of shareholders. This communication is not a solicitation of proxies and Appaloosa is not seeking authority to vote any proxy in connection with Allergan’s annual general meeting. Shareholders should NOT send us any proxy card. Following the dissemination of Allergan’s proxy materials for the annual general meeting, shareholders will be able to vote for Appaloosa’s shareholder proposal by executing and returning the form of proxy card furnished by Allergan in accordance with the procedures set forth in Allergan’s proxy materials. Shareholders with questions may contact Okapi Partners, Appaloosa’s Information Agent, toll free in the U.S. and Canada at (877) 869-0171 or at +1 (212) 297-0720 outside of the U.S. or Canada.